

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Christopher Strain
Chief Financial Officer
Heartland Express, Inc.
901 Heartland Way
North Liberty, Iowa 52317

> **Re: Heartland Express, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 000-15087**

Dear Mr. Strain:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

General

1. We note you filed a registration statement on Form S-3 on July 21, 2020 which incorporates by reference "…any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act…" Please tell us why you have not included a written consent of your independent registered public accounting firm for their audit report or alternatively provide a copy of their consent as an exhibit to your Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation